EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended
	June 28,	June 29,
In millions	2009	2008
Earnings
Earnings before income taxes	$120	$761
Add:
Fixed charges	40	48
Amortization of capitalized interest	2	2
Distributed income of equity investees	145	61
Less:
Equity in earnings of investees	83	125
Capitalized interest	1	3
Earnings before fixed charges	$223	$744

Fixed charges
Interest expense	$17	$23
Capitalized interest	1	3
Amortization of debt discount	1	1
Interest portion of rental expense(1)	21	21
Total fixed charges	$40	$48

Ratio of earnings to fixed charges	5.6	15.5

(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.